EXHIBIT 4.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
COLLECTORS UNIVERSE, INC.,
a Delaware corporation

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

It is hereby certified that:

1.    The present name of the corporation (hereinafter called the “Corporation”) is Collectors Universe, Inc., which is the name under which the Corporation was originally incorporated; the original Certificate of Incorporation of the Corporation was filed with the Secretary of State on February 3, 1999; and an Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State on November 9, 1999.

2.    The Board of Directors of the Corporation, at a duly called and noticed meeting held December 4, 2002, duly adopted resolutions setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

“WHEREAS, it is deemed to be in the best interests of this Corporation and its stockholders that this Corporation’s Amended and Restated Certificate of Incorporation be amended to effectuate a reverse stock split by which each outstanding share of this Corporation’s Common Stock shall be combined and converted into one quarter (1/4th) of a share of Common Stock of this Corporation (the “Reverse Stock Split”).

“NOW, THEREFORE, BE IT RESOLVED, that Article 4 of the Amended and Restated Certificate of Incorporation of this Corporation is hereby amended by adding the following paragraph as the last paragraph of Article 4:

“Upon the filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation (the “Effective Time”), each outstanding share of Common Stock of the Corporation which is issued and outstanding immediately prior to the Effective Time shall be converted, without any action on the part of the holders thereof, into one quarter (1/4th) of a share of Common Stock of the Corporation, except that any holder of Common Stock of this Corporation that would otherwise be entitled to receive a fraction of one share of Common Stock as a result of this combination of the outstanding shares of Common Stock shall, in lieu of such fraction of a share, receive a cash payment therefor in an amount equal to the product realized from multiplying that fraction by the average of the bid prices of the Corporation’s Common Stock for the five trading days immediately preceding the Effective Time, as reported by NASDAQ (adjusted for this combination).”

3.    The foregoing amendment of the Amended and Restated Certificate of Incorporation was duly adopted by the stockholders of the Corporation at the Annual Meeting of Stockholders held on December 4, 2002, in accordance with the applicable provisions of Sections 211 and 242 of the General Corporation Law of the State of Delaware.

4.    That foregoing amendment of the Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, COLLECTORS UNIVERSE, INC. has caused this Certificate of Amendment to be signed by Roger W. Johnson, its duly authorized Chief Executive Officer, and attested by Michael J. Lewis, its duly authorized Chief Financial Officer and Secretary, this 4th day of December 2002.

COLLECTORS UNIVERSE, INC., a Delaware corporation

By:	/s/ ROGER W. JOHNSON
Roger W. Johnson, Chief Executive Officer

ATTEST:

By:	/s/ MICHAEL J. LEWIS
Michael J. Lewis, Chief Financial Officer and Secretary

2